UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    November 13, 2020

Financial Results

for the Six Months

ended September 30, 2020

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

	Consolidated				(Millions of yen)
			Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
				Change
	Consolidated gross profit	1	1,377,371	(5,833)	1,383,204
	Net interest income	2	632,060	(13,953)	646,013
	Trust fees	3	2,253	124	2,129
	Net fees and commissions	4	498,520	(21,049)	519,569
	Net trading income	5	139,334	18,878	120,456
	Net other operating income	6	105,203	10,168	95,035
	General and administrative expenses	7	(836,421)	22,289	(858,710)
	Equity in gains (losses) of affiliates	8	10,223	(19,875)	30,098

	Consolidated net business profit	9	551,174	(3,418)	554,592

	Total credit cost	10	(200,201)	(135,810)	(64,391)
	Credit costs	11	(206,559)	(135,785)	(70,774)
	Write-off of loans	12	(54,347)	(10,429)	(43,918)
	Provision for reserve for possible loan losses	13	(140,724)	(115,953)	(24,771)
	Others	14	(11,487)	(9,404)	(2,083)
	Recoveries of written-off claims	15	6,358	(24)	6,382
	Gains (losses) on stocks	16	36,294	(33,986)	70,280
	Other income (expenses)	17	(40,972)	(38,851)	(2,121)

	Ordinary profit	18	346,294	(212,065)	558,359

	Extraordinary gains (losses)	19	(4,359)	(24,977)	20,618
	Gains (losses) on disposal of fixed assets	20	(54)	(116)	62
	Losses on impairment of fixed assets	21	(3,983)	(2,542)	(1,441)
	Gains on step acquisitions	22	—	(21,997)	21,997
	Income before income taxes	23	341,934	(237,044)	578,978
	Income taxes - current	24	(87,704)	16,789	(104,493)
	Income taxes - deferred	25	16,322	47,489	(31,167)
	Profit	26	270,553	(172,764)	443,317
	Profit attributable to non-controlling interests	27	(422)	10,939	(11,361)

	Profit attributable to owners of parent	28	270,130	(161,825)	431,955

Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
		+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	The Company changed the recognition of installment-sales-related income and installment-sales-related expenses from this period and the change in accounting policies is applied retroactively for the six months ended September 30, 2019. As a result, comparing before and after the retroactive application, Net interest income increased by 16,995 million yen, and Net other operating income decreased by 16,995 million yen.

	Number of consolidated subsidiaries and affiliates
			Sep. 30, 2020		Mar. 31, 2020
				Change
	Consolidated subsidiaries	29	175	1	174
	Equity method affiliates	30	117	16	101

Sumitomo Mitsui Financial Group

SMBC non-consolidated			(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2020	Change	Sep. 30, 2019
Gross banking profit	1	748,562	12,775	735,787
Gross domestic profit	2	345,135	(34,354)	379,489
Net interest income	3	271,641	(5,752)	277,393
Trust fees	4	872	(45)	917
Net fees and commissions	5	68,387	(12,266)	80,653
Net trading income	6	(47)	(584)	537
Net other operating income	7	4,282	(15,704)	19,986

Gains (losses) on bonds	8	3,326	(10,778)	14,104
Gross international profit	9	403,426	47,128	356,298
Net interest income	10	163,971	164	163,807
Net fees and commissions	11	75,779	5,768	70,011
Net trading income	12	49,840	(7,451)	57,291
Net other operating income	13	113,835	48,648	65,187

Gains (losses) on bonds	14	101,692	29,931	71,761
Expenses (excluding non-recurring losses)	15	(397,874)	4,927	(402,801)

Overhead ratio	16	53.2%	(1.5%)	54.7%
Personnel expenses	17	(161,798)	(45)	(161,753)
Non-personnel expenses	18	(209,613)	5,961	(215,574)
Taxes	19	(26,463)	(990)	(25,473)

Banking profit (before provision for general reserve for possible loan losses)	20	350,687	17,702	332,985

Gains (losses) on bonds	21	105,018	19,153	85,865
Core banking profit (20-21)	22	245,669	(1,451)	247,120
excluding gains (losses) on cancellation of investment trusts	23	234,048	(3,083)	237,131

Provision for general reserve for possible loan losses	24	(92,275)	(92,275)	—
Banking profit	25	258,411	(74,574)	332,985
Non-recurring gains (losses)	26	(67,438)	(26,524)	(40,914)
Credit costs	27	(36,333)	(27,057)	(9,276)
Gains on reversal of reserve for possible loan losses	28	—	(833)	833
Recoveries of written-off claims	29	20	0	20
Gains (losses) on stocks	30	34,250	(38,783)	73,033
Other non-recurring gains (losses)	31	(65,375)	40,150	(105,525)

Ordinary profit	32	190,973	(101,098)	292,071

Extraordinary gains (losses)	33	(1,653)	(36)	(1,617)
Gains (losses) on disposal of fixed assets	34	157	499	(342)
Losses on impairment of fixed assets	35	(1,810)	(536)	(1,274)
Income before income taxes	36	189,320	(101,133)	290,453
Income taxes - current	37	(65,829)	14,587	(80,416)
Income taxes - deferred	38	20,922	36,931	(16,009)

Net income	39	144,413	(49,614)	194,027

Total credit cost (24+27+28+29)	40	(128,589)	(120,167)	(8,422)
Provision for general reserve for possible loan losses	41	(92,275)	(89,277)	(2,998)
Write-off of loans	42	(20,904)	(13,542)	(7,362)
Provision for specific reserve for possible loan losses	43	(9,650)	(13,482)	3,832
Losses on sales of delinquent loans	44	(5,778)	(3,864)	(1,914)
Provision for loan loss reserve for specific overseas countries	45	(0)	0	(0)
Recoveries of written-off claims	46	20	0	20

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
	Three months ended Jun. 30, 2020	Three months ended Sep. 30, 2020		Change
Yield on interest earning assets (A)			0.73	(0.09)	0.82
Interest earned on loans and bills discounted (C)	0.84	0.82	0.83	(0.08)	0.91
Interest earned on securities			0.60	(0.27)	0.87
Total cost of funding (including expenses) (B)			0.50	(0.05)	0.55
Cost of interest bearing liabilities			0.02	(0.01)	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.15	(0.04)	0.19
Expense ratio			0.48	(0.04)	0.52
Overall interest spread (A) - (B)			0.23	(0.04)	0.27
Interest spread (C) - (D)	0.84	0.82	0.83	(0.08)	0.91

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.87	0.85	0.86	(0.08)	0.94
Interest spread (E) - (D)	0.87	0.85	0.86	(0.08)	0.94

3. Gains (losses) on securities

SMBC non-consolidated				(Millions of yen)
			Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
				Change
Gains (losses) on bonds			105,018	19,153	85,865
Gains on sales			111,728	8,928	102,800
Losses on sales			(6,538)	2,323	(8,861)
Gains on redemption			0	0	0
Losses on redemption			(172)	7,901	(8,073)
Losses on devaluation			—	—	—

Gains (losses) on stocks			34,250	(38,783)	73,033
Gains on sales			53,489	(38,663)	92,152
Losses on sales			(2,756)	10,712	(13,468)
Losses on devaluation			(16,482)	(10,832)	(5,650)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2020					Mar. 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	22,300	(12)	(152)	15	27	282,379	140
Other securities	2	29,063,318	2,425,432	533,103	2,536,618	111,186	26,649,206	1,892,329
Stocks	3	3,182,213	1,742,009	472,446	1,804,331	62,322	2,736,807	1,269,563
Bonds	4	13,447,898	23,624	2,107	37,159	13,535	10,067,396	21,517
Japanese government bonds	5	10,289,319	(4,684)	2,444	5,159	9,844	7,087,934	(7,128)
Others	6	12,433,206	659,798	58,550	695,127	35,328	13,845,002	601,248
Foreign bonds	7	10,191,867	169,382	(86,300)	185,448	16,065	11,649,523	255,682
Other money held in trust	8	333	—	—	—	—	353	—
Total	9	29,085,951	2,425,420	532,951	2,536,633	111,213	26,931,938	1,892,469
Stocks	10	3,182,213	1,742,009	472,446	1,804,331	62,322	2,736,807	1,269,563
Bonds	11	13,470,198	23,611	1,954	37,174	13,562	10,349,775	21,657
Others	12	12,433,540	659,798	58,550	695,127	35,328	13,845,355	601,248

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2020					Mar. 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	22,300	(12)	54	15	27	22,300	(66)
Stocks of subsidiaries and affiliates	14	4,257,075	(144,979)	(18,139)	3,145	148,125	4,182,047	(126,840)
Other securities	15	25,875,800	1,908,771	452,619	2,015,778	107,007	23,541,406	1,456,151
Stocks	16	2,990,242	1,653,917	443,174	1,714,211	60,294	2,576,557	1,210,742
Bonds	17	13,362,782	23,468	2,023	37,002	13,533	9,978,420	21,445
Japanese government bonds	18	10,284,317	(4,684)	2,442	5,159	9,844	7,083,933	(7,127)
Others	19	9,522,775	231,385	7,421	264,564	33,179	10,986,427	223,964
Foreign bonds	20	7,762,624	110,173	(73,179)	124,529	14,356	9,253,087	183,353
Total	21	30,155,175	1,763,779	434,534	2,018,939	255,160	27,745,753	1,329,245
Stocks	22	3,472,415	1,657,063	445,903	1,717,357	60,294	3,057,077	1,211,159
Bonds	23	13,385,082	23,456	2,077	37,017	13,561	10,000,720	21,378
Others	24	13,297,677	83,259	(13,447)	264,564	181,304	14,687,955	96,707

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	“Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31) are applied from the fiscal year ending March 31, 2021.
		Due to the application, the net unrealized gains (losses) for the six months ended September 30, 2020 are measured based on market prices of the securities as of the balance sheet date. For the year ended March 31,2020, stocks within Other securities and foreign stocks within Others of Other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 8,495 million yen and losses of 26,403 million yen were recognized in the statements of income for the six months ended September 30, 2020 and for the year ended March 31, 2020, respectively.

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2020					Mar. 31, 2020

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	4,199.4	6,870.2	1,445.6	869.8	13,385.1	3,550.4	4,044.1	1,411.0	995.2	10,000.7
Japanese government bonds	4,016.6	5,551.2	395.2	321.3	10,284.3	3,387.3	2,790.5	454.7	451.4	7,083.9
Japanese local government bonds	5.3	128.4	390.0	12.5	536.3	2.9	45.0	202.0	12.8	262.7
Japanese corporate bonds	177.5	1,190.6	660.4	536.0	2,564.5	160.2	1,208.6	754.3	531.1	2,654.1

Others	2,446.8	1,951.5	1,131.5	2,513.6	8,043.4	2,209.7	2,259.6	1,814.0	3,395.6	9,678.9

Total	6,646.2	8,821.7	2,577.1	3,383.5	21,428.5	5,760.1	6,303.7	3,225.0	4,390.8	19,679.6

6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2020				Mar. 31, 2020

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	7,444.3	16,739.7	9,488.3	33,672.3	7,637.8	17,653.2	11,127.3	36,418.4
Receivable floating rate / payable fixed rate	1,731.3	4,622.5	5,914.6	12,268.5	1,074.1	5,445.7	8,028.4	14,548.1

Total	9,175.6	21,362.2	15,402.9	45,940.8	8,711.9	23,098.9	19,155.7	50,966.5

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2021		At the beginning of FY3/2020
			Change
Fair value of plan assets	(A)	1,318,775	(102,603)	1,421,378
Projected benefit obligation	(B)	1,123,979	219	1,123,760
Net surplus (deficit)	(A-B)	194,795	(102,822)	297,617
Net defined benefit asset		230,573	(98,861)	329,434
Net defined benefit liability		35,777	3,961	31,816

Measurements of defined benefit plans (before tax effect deduction)		128,085	119,790	8,295
	Unrecognized prior service cost (deductible from the obligation)	(159)	141	(300)
	Unrecognized net actuarial gain (loss)	128,245	119,649	8,596
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
			Change
Retirement benefit expenses		9,089	(3,445)	12,534
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2021		At the beginning of FY3/2020
			Change
Projected benefit obligation	(A)	985,099	(1,094)	986,193
<Discount rate>		<0.28%>	<—>	<0.28%>
Fair value of plan assets	(B)	1,205,306	(99,353)	1,304,659
Reserve for employee retirement benefits	(C)	—	—	—
Prepaid pension cost	(D)	344,481	23,450	321,031
Unrecognized prior service cost (deductible from the obligation)	(E)	—	—	—
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	124,273	121,708	2,565
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
			Change
Retirement benefit expenses		2,094	(582)	2,676
Service cost		12,121	(2,324)	14,445
Interest cost on projected benefit obligation		1,480	100	1,380
Expected returns on plan assets		(18,297)	1,675	(19,972)
Amortization of unrecognized prior service cost		(883)	(883)	—
Amortization of unrecognized net actuarial gain (loss)		4,276	2,389	1,887
Others		3,397	(1,538)	4,935

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 115.7 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.
(Bankrupt/Effectively bankrupt borrowers: 3.9 billion yen, Potentially bankrupt borrowers: 1.6 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.2 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)

Bankrupt loans	69,664	0.1	55,686	13,978	0.0

Non-accrual loans	400,202	0.5	22,029	378,173	0.5

Past due loans (3 months or more)	23,676	0.0	9,276	14,400	0.0

Restructured loans	246,463	0.3	25,175	221,288	0.3

Total	740,006	0.9	112,166	627,840	0.8

Total loans (period-end balance)	84,516,005	100.0	1,998,396	82,517,609	100.0

Amount of direct reduction	137,993		24,739	113,254
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)

Bankrupt loans	68,527	0.1	55,549	12,978	0.0

Non-accrual loans	316,773	0.4	11,186	305,587	0.4

Past due loans (3 months or more)	16,407	0.0	11,939	4,468	0.0

Restructured loans	88,554	0.1	(1,784)	90,338	0.1

Total	490,264	0.6	76,892	413,372	0.5

Total loans (period-end balance)	81,078,883	100.0	891,501	80,187,382	100.0

Amount of direct reduction	98,579		20,515	78,064
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)

Reserve for possible loan losses	564,094	76.23	84,897	479,197	76.32

General reserve	420,926		84,837	336,089

Specific reserve	143,167		60	143,107

Loan loss reserve for specific overseas countries	1		1	0

Amount of direct reduction	166,936		24,102	142,834
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)

Reserve for possible loan losses	365,231	74.50	85,529	279,702	67.66

General reserve	280,848		92,276	188,572

Specific reserve	84,381		(6,747)	91,128

Loan loss reserve for specific overseas countries	1		1	0

Amount of direct reduction	115,741		20,331	95,410

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2020		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Bankrupt and quasi-bankrupt assets	133,310	45,453	87,857

Doubtful assets	360,429	33,546	326,883

Substandard loans	270,764	35,225	235,539

Total (A)	764,504	114,224	650,280

Normal assets	96,842,733	1,569,538	95,273,195

Grand total (B)	97,607,237	1,683,761	95,923,476

NPL ratio (A/B)	0.78	0.10	0.68

		(Millions of yen)
	Sep. 30, 2020		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Total coverage (C)	561,155	94,670	466,485

Reserve for possible loan losses (D)	154,959	1,957	153,002

Amount recoverable by guarantees, collateral and others (E)	406,196	92,713	313,483

			(%)

Coverage ratio (C) / (A)	73.40	1.66	71.74

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	126.92	5.02	121.90

			(%)

Reserve ratio to unsecured assets (D) / (A - E)	43.25	(2.18)	45.43

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	157.43	15.15	142.28

SMBC non-consolidated		(Millions of yen, %)

	Sep. 30, 2020		Mar. 31, 2020

	(a)	(a) - (b)	(b)

Bankrupt and quasi-bankrupt assets	117,606	44,630	72,976

Doubtful assets	280,743	19,910	260,833

Substandard loans	104,962	10,155	94,807

Total (A)	503,312	74,695	428,617

Normal assets	93,345,499	548,109	92,797,390

Grand total (B)	93,848,812	622,805	93,226,007

NPL ratio (A/B)	0.54	0.08	0.46
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2020		Mar. 31, 2020

	(a)	(a) - (b)	(b)

Total coverage (C)	441,866	68,981	372,885

Reserve for possible loan losses* (D)	106,258	(5,946)	112,204

Amount recoverable by guarantees, collateral and others (E)	335,608	74,927	260,681

* Sum of general reserve for substandard loans and specific reserve

			(%)

Coverage ratio (C) / (A)	87.79	0.79	87.00

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	139.25	13.17	126.08

			(%)

Reserve ratio to unsecured assets (D) / (A - E)	63.36	(3.45)	66.81

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	217.78	51.23	166.55

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen)

	Sep. 30, 2020 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2020	Amount of off-balancing	Mar. 31, 2020 (b)
Bankrupt and quasi-bankrupt assets	117.6	44.6	61.3	(16.7)	73.0
Doubtful assets	280.7	19.9	85.8	(65.9)	260.8
Total	398.4	64.5	147.1	(82.6)	333.8

Result of measures connected to off-balancing (*1)	96.4				38.5

	Disposition by borrowers’ liquidation			(1.3)
	Reconstructive disposition			(0.0)
	Improvement in debtors’ performance due to reconstructive disposition			—
Breakdown of off-balancing by factor (*2)	Loan sales to market			(19.3)
	Direct write-offs			(4.8)
	Others			(57.1)
		Collection / repayment, etc.		(43.9)
		Improvement in debtors’ performance		(13.2)

	Total			(82.6)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry SMBC non-consolidated (1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Sep. 30, 2020			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	57,295,200	100.0	2,681,872	54,613,328	100.0
Manufacturing	10,160,336	17.7	2,967,250	7,193,086	13.2
Agriculture, forestry, fisheries and mining	254,422	0.5	(3,069)	257,491	0.5
Construction	763,656	1.3	10,440	753,216	1.4
Transportation, communications and public enterprises	5,355,288	9.4	227,107	5,128,181	9.4
Wholesale and retail	4,425,484	7.7	40,186	4,385,298	8.0
Finance and insurance	6,142,094	10.7	(988,182)	7,130,276	13.1
Real estate	7,793,782	13.6	172,667	7,621,115	13.9
Goods rental and leasing	1,685,817	2.9	105,108	1,580,709	2.9
Various services	4,697,684	8.2	418,563	4,279,121	7.8
Municipalities	502,781	0.9	(281,492)	784,273	1.4
Others	15,513,852	27.1	13,295	15,500,557	28.4
Overseas offices and Japan offshore banking accounts	23,783,682	100.0	(1,790,372)	25,574,054	100.0
Public sector	178,323	0.7	4,026	174,297	0.7
Financial institutions	1,734,810	7.3	(194,754)	1,929,564	7.5
Commerce and industry	19,874,221	83.6	(1,611,454)	21,485,675	84.0
Others	1,996,327	8.4	11,810	1,984,517	7.8
Total	81,078,883	—	891,501	80,187,382	—

Risk-monitored loans		(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	333,855	100.0	32,647	301,208	100.0
Manufacturing	51,261	15.3	5,560	45,701	15.2
Agriculture, forestry, fisheries and mining	1,606	0.5	(26)	1,632	0.5
Construction	8,828	2.6	(1,134)	9,962	3.3
Transportation, communications and public enterprises	32,887	9.8	(6,421)	39,308	13.1
Wholesale and retail	68,039	20.4	2,802	65,237	21.7
Finance and insurance	5,233	1.6	(25)	5,258	1.7
Real estate	34,917	10.5	1,622	33,295	11.1
Goods rental and leasing	951	0.3	650	301	0.1
Various services	80,860	24.2	25,982	54,878	18.2
Municipalities	—	—	—	—	—
Others	49,268	14.8	3,637	45,631	15.1
Overseas offices and Japan offshore banking accounts	156,408	100.0	44,244	112,164	100.0
Public sector	—	—	—	—	—
Financial institutions	—	—	—	—	—
Commerce and industry	126,073	80.6	68,129	57,944	51.7
Others	30,334	19.4	(23,886)	54,220	48.3
Total	490,264	—	76,892	413,372	—

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

(Millions of yen,	%)

	Sep. 30, 2020			Mar. 31, 2020
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	345,455	68.9	37,982	307,473
Manufacturing	56,014	58.9	7,937	48,077
Agriculture, forestry, fisheries and mining	3,097	56.9	764	2,333
Construction	9,011	55.2	(1,174)	10,185
Transportation, communications and public enterprises	33,901	87.6	(5,565)	39,466
Wholesale and retail	68,736	59.7	2,824	65,912
Finance and insurance	5,335	90.6	(37)	5,372
Real estate	36,542	68.2	1,798	34,744
Goods rental and leasing	951	57.6	650	301
Various services	82,422	58.9	27,171	55,251
Municipalities	—	—	—	—
Others	49,442	100.0	3,614	45,828
Overseas offices and Japan offshore banking accounts	157,856	53.2	36,712	121,144
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	126,861	53.4	60,723	66,138
Others	30,994	51.5	(24,011)	55,005
Total	503,312	63.4	74,695	428,617

Notes: 1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2020 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Consumer loans	12,155,098	(271,903)	12,427,001
Housing loans	11,367,780	(216,050)	11,583,830
Self-residential purpose	9,133,065	(134,413)	9,267,478
Other consumer loans	787,318	(55,853)	843,171

(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2020		Mar. 31, 2020
	(a)	(a) - (b)	(b)
Outstanding balance	33,889,220	794,187	33,095,033
Ratio to total loans	59.1	(1.5)	60.6
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2020			Mar. 31, 2020
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,359,381	26.8	(392,458)	6,751,839	26.9
Indonesia	331,180	1.4	1,260	329,920	1.3
Thailand	776,143	3.3	(41,537)	817,680	3.2
Korea	312,565	1.3	30,813	281,752	1.1
Hong Kong	1,563,617	6.6	(158,842)	1,722,459	6.9
China	297,508	1.2	(13,502)	311,010	1.2
Taiwan	427,526	1.8	(42,085)	469,611	1.9
Singapore	1,419,960	6.0	(100,508)	1,520,468	6.1
India	541,238	2.3	(37,412)	578,650	2.3
Others	689,644	2.9	(30,645)	720,289	2.9
Oceania	1,781,447	7.5	(40,375)	1,821,822	7.3
Australia	1,675,728	7.1	(27,303)	1,703,031	6.8
Others	105,719	0.4	(13,072)	118,791	0.5
North America	8,354,273	35.2	(815,110)	9,169,383	36.5
United States	6,317,123	26.6	(1,199,228)	7,516,351	29.9
Others	2,037,150	8.6	384,118	1,653,032	6.6
Central and South America	1,571,144	6.6	(92,234)	1,663,378	6.6
Brazil	276,985	1.2	18,527	258,458	1.0
Panama	400,984	1.7	(18,790)	419,774	1.7
Others	893,175	3.7	(91,971)	985,146	3.9
Western Europe	3,532,057	14.9	(157,334)	3,689,391	14.7
United Kingdom	998,331	4.2	(29,673)	1,028,004	4.1
Ireland	287,350	1.2	(25,285)	312,635	1.2
Netherlands	654,649	2.8	(59,801)	714,450	2.9
Others	1,591,727	6.7	(42,575)	1,634,302	6.5
Eastern Europe	157,937	0.7	(63,160)	221,097	0.9
Russia	108,410	0.5	(4,586)	112,996	0.5
Others	49,527	0.2	(58,574)	108,101	0.4
Others	1,958,206	8.3	183,003	1,775,203	7.1

Total	23,714,445	100.0	(1,377,668)	25,092,113	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2020			Mar. 31, 2020
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	157,856	54.3	36,712	121,144
Asia	53,348	44.2	23,465	29,883
Oceania	882	21.9	(2)	884
North America	54,250	67.2	2,417	51,833
Central and South America	31,224	100.0	18,624	12,600
Western Europe	13,590	64.6	(453)	14,043
Eastern Europe	—	—	(853)	853
Others	4,560	57.6	(6,485)	11,045

Notes:	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2020 (a)		Six months ended Sep. 30, 2019 (b)
		(a) - (b)
Deposits	126,236,678	11,737,522	114,499,156
Domestic units	103,071,816	9,512,668	93,559,148

Loans	82,958,217	7,113,953	75,844,264
Domestic units	53,790,863	4,909,063	48,881,800
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2020 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Deposits	130,587,536	10,614,212	119,973,324
Domestic deposits (excluding Japan offshore banking accounts)	109,216,903	7,032,906	102,183,997
Individuals	51,683,377	2,630,407	49,052,970
Corporates	57,533,526	4,402,499	53,131,027

Loans	81,078,883	891,501	80,187,382
Domestic offices (excluding Japan offshore banking accounts)	57,295,200	2,681,872	54,613,328
Overseas offices and Japan offshore banking accounts	23,783,682	(1,790,372)	25,574,054
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2020 (a)		Mar. 31, 2020 (b)
		(a) - (b)
Balance of investment trusts	2,201.2	228.1	1,973.1
Balance to individuals	1,760.2	166.8	1,593.4
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2020 (a)		Six months ended Sep. 30, 2019 (b)
		(a) - (b)
Sales of investment trusts to individuals	242.1	122.6	119.5

Sales of pension-type insurance to individuals	13.8	(63.9)	77.7

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Sep. 30, 2020		Mar. 31, 2020
				Change from Mar. 31, 2020
(a) Total deferred tax assets	(b-c)	1	210.5	30.7	179.8
(b) Subtotal of deferred tax assets		2	492.4	32.8	459.6
Reserve for possible loan losses and write-off of loans		3	150.3	32.9	117.4
Taxable write-off of securities		4	223.7	(1.2)	224.9
Others		5	118.4	1.1	117.3
(c) Valuation allowance		6	281.9	2.1	279.8
(d) Total deferred tax liabilities		7	649.4	138.9	510.5
Net unrealized gains on other securities		8	540.5	131.8	408.7
Others		9	108.9	7.1	101.8
Net deferred tax assets	(a-d)	10	(438.9)	(108.2)	(330.7)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(605.6)	(142.7)	(462.9)
Others		12	166.7	34.5	132.2

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)
	FY3/2018	FY3/2019	FY3/2020	1H, FY3/2021
Income of final tax return before deducting operating loss carryforwards	578.4	497.2	540.5	238.9

Note: The figure for 1H, FY3/2021 was estimated in interim closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2020 [Preliminary]		Mar. 31, 2020
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	19.28	0.53	18.75

(2) Tier 1 capital ratio (5) / (7)	17.25	0.62	16.63

(3) Common equity Tier 1 capital ratio (6) / (7)	16.02	0.47	15.55

(4) Total capital	12,028.0	476.0	11,552.0

(5) Tier 1 capital	10,763.8	513.9	10,249.9

(6) Common equity Tier 1 capital	9,994.2	412.9	9,581.3

(7) Risk weighted assets	62,379.2	780.1	61,599.1

(8) Required capital (7) X 8%	4,990.3	62.4	4,927.9

(9) Leverage Ratio	5.85	1.54	4.31

SMBC consolidated
(1) Total capital ratio	18.16	0.10	18.06

(2) Tier 1 capital ratio	15.97	0.17	15.80

(3) Common equity Tier 1 capital ratio	13.73	0.03	13.70

(4) Leverage Ratio	5.32	1.35	3.97

SMBC non-consolidated
(1) Total capital ratio	17.63	0.02	17.61

(2) Tier 1 capital ratio	15.36	0.13	15.23

(3) Common equity Tier 1 capital ratio	13.01	(0.00)	13.01

(4) Leverage Ratio	5.20	1.35	3.85

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2020		Six months ended Sep. 30, 2019
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	5.7	(3.7)	9.4

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2021

(1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2021	FY3/2020
		Result
Consolidated net business profit	970.0	1,085.0
Total credit cost	(450.0)	(170.6)
Ordinary profit	550.0	932.1
Profit attributable to owners of parent	400.0	703.9

SMBC non-consolidated		(Billions of yen)
	FY3/2021	FY3/2020
		Result
Banking profit (before provision for general reserve for possible loan losses)	520.0	604.0
Total credit cost	(290.0)	(49.6)
Ordinary profit	240.0	483.9
Net income	170.0	317.4

(2) Dividends forecast

			(Yen)
	FY3/2021		FY3/2020
	Interim	Annual	Result
Dividend per share for common stock	95	190	190

Reference:			(Billions of yen)
	FY3/2021		FY3/2020
	Interim	Annual	Result
Total dividend	130.2	260.4	260.2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2020		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	65,082,965	7,111,672	57,971,293

Call loans	2,052,324	1,406,357	645,967

Receivables under resale agreements	1,567,241	(4,396,136)	5,963,377

Receivables under securities borrowing transactions	1,254,809	310,869	943,940

Monetary claims bought	1,578,472	16,389	1,562,083

Trading assets	2,842,881	(347,099)	3,189,980

Securities	29,393,362	2,334,729	27,058,633

Loans and bills discounted	81,078,883	891,501	80,187,382

Foreign exchanges	1,908,391	12,234	1,896,157

Other assets	4,079,271	(98,992)	4,178,263

Tangible fixed assets	790,296	(4,661)	794,957

Intangible fixed assets	239,259	4,552	234,707

Prepaid pension cost	355,067	10,586	344,481

Customers’ liabilities for acceptances and guarantees	9,182,325	(217,199)	9,399,524

Reserve for possible loan losses	(365,231)	(85,529)	(279,702)

Reserve for possible losses on investments	(148,125)	(20,869)	(127,256)

Total assets	200,892,198	6,928,407	193,963,791

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

			(Millions of yen	)
	Sep. 30, 2020		Mar. 31, 2020
	(a)	(a) - (b)	(b)

Liabilities

Deposits	130,587,536	10,614,212	119,973,324

Negotiable certificates of deposit	10,469,033	(111,228)	10,580,261

Call money	683,438	(2,385,288)	3,068,726

Payables under repurchase agreements	7,078,409	(1,650,113)	8,728,522

Payables under securities lending transactions	852,074	280,979	571,095

Commercial paper	1,177,708	535,261	642,447

Trading liabilities	2,782,175	(177,438)	2,959,613

Borrowed money	22,912,843	1,351,666	21,561,177

Foreign exchanges	1,080,614	(439,163)	1,519,777

Bonds	1,436,660	(457,709)	1,894,369

Due to trust account	1,890,511	154,622	1,735,889

Other liabilities	2,358,934	(1,094,074)	3,453,008

Reserve for employee bonuses	12,443	(1,351)	13,794

Reserve for executive bonuses	—	(939)	939

Reserve for point service program	507	119	388

Reserve for reimbursement of deposits	1,313	(2,587)	3,900

Deferred tax liabilities	438,868	108,169	330,699

Deferred tax liabilities for land revaluation	30,047	(64)	30,111

Acceptances and guarantees	9,182,325	(217,199)	9,399,524

Total liabilities	192,975,447	6,507,875	186,467,572

Net assets

Capital stock	1,770,996	—	1,770,996

Capital surplus	1,774,554	—	1,774,554

Capital reserve	1,771,043	—	1,771,043

Other capital surplus	3,510	—	3,510

Retained earnings	2,944,676	68,929	2,875,747

Other retained earnings	2,944,676	68,929	2,875,747

Voluntary reserve for retirement allowances	1,656	—	1,656

Voluntary reserve	219,845	—	219,845

Retained earnings brought forward	2,723,174	68,928	2,654,246

Treasury stock	(210,003)	—	(210,003)

Total stockholders’ equity	6,280,224	68,929	6,211,295

Net unrealized gains (losses) on other securities	1,376,290	302,495	1,073,795

Net deferred gains (losses) on hedges	234,109	48,946	185,163

Land revaluation excess	26,126	162	25,964

Total valuation and translation adjustments	1,636,526	351,603	1,284,923

Total net assets	7,916,751	420,532	7,496,219

Total liabilities and net assets	200,892,198	6,928,407	193,963,791

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2020 (a)		Six months ended Sep. 30, 2019 (b)
		(a) - (b)
Ordinary income	1,178,938	(333,239)	1,512,177
Interest income	701,947	(291,753)	993,700
Interest on loans and discounts	494,053	(159,179)	653,232
Interest and dividends on securities	139,911	(32,556)	172,467
Trust fees	899	(49)	948
Fees and commissions	241,065	(11,533)	252,598
Trading income	50,136	(7,693)	57,829
Other operating income	126,866	17,117	109,749
Other income	58,022	(39,328)	97,350
Ordinary expenses	987,964	(232,142)	1,220,106
Interest expenses	266,334	(286,165)	552,499
Interest on deposits	57,978	(134,162)	192,140
Fees and commissions payments	96,926	(5,038)	101,964
Trading losses	343	343	—
Other operating expenses	8,748	(15,826)	24,574
General and administrative expenses	403,912	(5,054)	408,966
Other expenses	211,698	79,598	132,100
Ordinary profit	190,973	(101,098)	292,071
Extraordinary gains	370	140	230
Extraordinary losses	2,024	177	1,847
Income before income taxes	189,320	(101,133)	290,453
Income taxes - current	65,829	(14,587)	80,416
Income taxes - deferred	(20,922)	(36,931)	16,009
Total income taxes	44,906	(51,520)	96,426
Net income	144,413	(49,614)	194,027

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2020								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,654,246	(210,003)	6,211,295
Cumulative effects of changes in accounting policies						(30,910)		(30,910)
Restated balance	1,770,996	1,771,043	3,510	1,656	219,845	2,623,335	(210,003)	6,180,384
Changes in the period
Cash dividends						(44,411)		(44,411)
Net income						144,413		144,413
Reversal of land revaluation excess						(161)		(161)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	—	—	—	—	—	99,839	—	99,839
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,723,174	(210,003)	6,280,224

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,073,795	185,163	25,964	1,284,923	7,496,219
Cumulative effects of changes in accounting policies					(30,910)
Restated balance	1,073,795	185,163	25,964	1,284,923	7,465,308
Changes in the period
Cash dividends					(44,411)
Net income					144,413
Reversal of land revaluation excess					(161)
Net changes in items other than stockholders’ equity in the period	302,495	48,945	161	351,603	351,603
Net changes in the period	302,495	48,945	161	351,603	451,442
Balance at the end of the period	1,376,290	234,109	26,126	1,636,526	7,916,751

 Note:  Amounts less than 1 million yen are rounded down.